CANADIAN WESTERN BANK

082-04478

2007 DEC 17 A 9:32

December 6, 2007

07028677

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank dated December 6, 2007 for filing as required by Rule 12g3-2(b):

- "CWB Reports Record Results for the Fourth Quarter and Fiscal 2007".

Yours truly,
CANADIAN WESTERN BANK

Carolyn Graham, CA
Vice President and Chief Accountant

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

Enclosure

12/18

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CWB Reports Record Results for the Fourth Quarter and Fiscal 2007
28% annual loan growth
11% increase in quarterly dividend declared

Edmonton, December 6, 2007 – Canadian Western Bank (CWB on TSX) today announced record quarterly earnings and total revenues (teb) on strong loan growth of 4% in the quarter and 28% over the past year. Net income of $29.6 million and diluted earnings per share of $0.46 were both up 39% over the same period last year reflecting very strong operating performance and a lower effective tax rate. Annual net income of $96.3 million or $1.50 per diluted share represented increases of 34% and 33% respectively over fiscal 2006.

Fourth Quarter Highlights:
(three months ended October 31, 2007 compared with three months ended October 31, 2006 unless otherwise noted)

- Net income of $29.6 million, up 39%. Fiscal 2007 net income of $96.3 million, up 34%.
- Diluted earnings per share of $0.46, up 39%. Fiscal 2007 diluted earnings per share of $1.50, up 33%.
- Loan growth of 4% in the quarter and 28% over the past twelve months.
- Total revenues (teb[1]) of $74.4 million, up 25%. Annual total revenues of $273.5 million, up 23%.
- Return on equity (ROE) of 20.1%, up 360 basis points. Annual ROE of 17.4%, up 260 basis points.
- Efficiency ratio (teb) of 44.1%, an improvement of 90 basis points. Annual efficiency ratio of 44.6%, an improvement of 140 basis points
- Total assets surpassed $9.5 billion.
- New branch opened in Medicine Hat, Alberta.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

On December 5, 2007, CWB's Board of Directors declared a cash dividend of $0.10 per common share, payable on January 3, 2008 to shareholders of record on December 20, 2007. This quarterly dividend represents an 11% increase over the previous quarterly dividend and is 25% higher than the quarterly dividend declared one year ago.

"Exceptional loan growth in the year drove our record earnings, but consolidated results reflect the ongoing success of every business within the CWB Group," said Larry Pollock, President and CEO. "We continue to benefit from Western Canada's economies and expect to achieve sustained, high quality organic growth. Our new performance targets for fiscal 2008 reflect confidence that the Bank's strategic direction will continue to deliver strong financial performance for our shareholders," added Pollock.

Both operating segments performed very well in the quarter. The benefit of continued strong loan growth, an outstanding quarterly income contribution from trust services and a lower effective tax rate drove banking and trust earnings, which were up 40% (29% before tax) to a record $26.9 million. Earnings include the impact of a previously disclosed tax benefit that increased fourth quarter net income by $2.9 million ($0.04 per diluted share). This compares to a tax benefit recognized in the same quarter last year that increased net income by $2.0 million ($0.03 per diluted share). Net income from insurance operations increased 33% over the same quarter last year to $2.6 million.

"It bears repeating that CWB has no direct exposure to any troubled non-bank sponsored asset backed commercial paper, collateralized debt obligations or U.S. subprime mortgages," said Pollock. "We are maintaining higher liquidity levels in response to recent market events because of increased uncertainties in financial markets. Although our margins are lower, this strategy reinforces our conservative risk tolerance and puts us in an excellent position to manage further unexpected events and capitalize on strategic opportunities that may become available," added Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2007	July 31 2007	October 31 2006	Change from October 31 2006	For the year ended October 31 2007	October 31 2006	Change from October 31 2006
Results of Operations							
Net interest income (teb - see below)	$ 55,995	$ 54,888	$ 45,970	22 %	$ 210,659	$ 168,684	25 %
Less teb adjustment	1,496	1,423	1,194	25	5,410	4,078	33
Net interest income per financial statements	54,499	53,465	44,776	22	205,249	164,606	25
Other income	18,364	15,777	13,595	35	62,821	53,086	18
Total revenues (teb)	74,359	70,665	59,565	25	273,480	221,770	23
Total revenues	72,863	69,242	58,371	25	268,070	217,692	23
Net income	29,572	24,033	21,209	39	96,282	72,007	34
Earnings per common share							
Basic	0.47	0.39	0.34	38	1.54	1.17	32
Diluted	0.46	0.37	0.33	39	1.50	1.13	33
Return on shareholders' equity[1]	20.1%	17.1%	16.5 %	360 bp[2]	17.4%	14.8%	260 bp
Return on assets[3]	1.29	1.14	1.20	9	1.18	1.12	6
Efficiency ratio[4] (teb)	44.1	43.6	45.0	(90)	44.6	46.0	(140)
Efficiency ratio	45.0	44.5	46.0	(100)	45.5	46.9	(140)
Net interest margin (teb)[5]	2.43	2.59	2.59	(16)	2.58	2.62	(4)
Net interest margin	2.37	2.53	2.53	(16)	2.51	2.56	(5)
Provision for credit losses as a percentage of average loans	0.14	0.15	0.18	(4)	0.16	0.20	(4)
Per Common Share							
Cash dividends[6]	$ 0.09	$ 0.09	$ 0.07	29 %	$ 0.34	$ 0.25	36 %
Book value	9.48	9.05	8.39	13	9.48	8.39	13
Closing market value	30.77	27.87	21.15	45	30.77	21.15	45
Common shares outstanding (thousands)	62,836	62,549	61,936	1	62,836	61,936	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ 9,525,040	$ 8,881,114	$ 7,268,360	31 %			
Loans	7,405,580	7,090,632	5,781,837	28			
Deposits	8,256,918	7,656,542	6,297,007	31			
Subordinated debentures	390,000	390,000	198,126	97			
Shareholders' equity	595,493	565,887	519,530	15			
Assets under administration	4,283,900	4,049,310	3,344,414	28			
Capital Adequacy							
Tangible common equity to risk-weighted assets[7]	7.7%	7.6%	8.6 %	(90)bp			
Tier 1 ratio[8]	9.1	9.0	10.1	(100)			
Total ratio[8]	13.7	13.6	13.7	-			

(1) Return on shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp – basis point change.
(3) Return on assets is calculated as annualized net income divided by average total assets.
(4) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(5) Net interest margin is calculated as annualized net interest income divided by average total assets.
(6) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.
(7) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less trust subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(8) Tier 1 and total capital adequacy ratios are calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Message to Shareholders

Canadian Western Bank (CWB or the Bank) is pleased to report record financial performance for both the fourth quarter and the year ended October 31, 2007. Results were well ahead of all 2007 performance targets and marked the Bank's 18th consecutive year of double-digit loan growth.

Fourth quarter net earnings of $29.6 million and $0.46 per diluted share were both up 39% over the same period last year on 25% growth in total revenues (teb). For the year, net income and diluted earnings per share increased 34% and 33% to $96.3 million and $1.50 respectively, while total revenues (teb) were up 23%. Record earnings benefited from strong loan growth of 4% in the quarter and 28% over the past year. Quarterly net income also reflects an outstanding contribution from trust services, a lower effective tax rate and a reduced net interest margin.

Strong operating performance combined with the Bank's more efficient capital structure resulted in a 360 basis point year-over-year increase in quarterly return on equity to 20.1%. Return on equity for the year improved 260 basis points to 17.4%.

As previously disclosed, CWB has no direct exposure to any troubled non-bank sponsored asset backed commercial paper, collateralized debt obligations or U.S. subprime mortgages.

Share Price Performance

CWB shares ended the year at $30.77, up from $21.15 twelve months earlier. Including reinvested dividends, the total return to shareholders over the year ended October 31, 2007 was 47%.

Dividends

On December 5, 2007, CWB's Board of Directors declared a cash dividend of $0.10 per common share, payable on January 3, 2008 to shareholders of record on December 20, 2007. This quarterly dividend represents an 11% increase over the previous quarterly dividend and is 25% higher than the quarterly dividend declared one year ago.

Loan Growth

The Bank's organic loan growth was 4% in the quarter and growth for the year was well beyond our expectations. As in previous quarters, Alberta and British Columbia (BC) were the primary areas of growth, led by strong performance in the real estate, energy and personal lending sectors. Loan growth in 2007 was double our 14% annual target due to excellent growth contributions from all lending areas and robust economic conditions. The Bank's 15% loan growth target for fiscal 2008 reflects expectations for continued double-digit growth supported by CWB's expanding market presence and continued economic strength in our chosen markets.

Our alternative mortgage business, Optimum Mortgage, showed strong results growing 5% in the quarter and 64% over the past year to comprise approximately 5% of total loans. Slower growth in the quarter primarily reflects market uncertainty and moderating residential sales activity in some markets. This business continues to provide very strong returns and we remain comfortable with its overall risk profile. Selective expansion of this business remains an important part of our long-term growth strategy.

Credit Quality

Credit quality remained strong due to a combination of favourable overall economic conditions and disciplined credit underwriting. However, some of our borrowers have been impacted by ongoing weakness in the forestry and natural gas markets. We are monitoring exposures to these markets closely and remain confident in the strength and diversity of the loan portfolio. The charge for credit losses was consistent with prior periods and we are well positioned to manage turns in the credit cycle.

Branch Deposit Growth

Growing additional sources of core branch-raised deposits remains a priority, as our success in this area provides important funding diversification. CWB launched a high-interest savings account in July 2007 branded "*Summit Savings*", which has been very well received. Total deposits from this initiative reached $321 million at year-end and this product is proving to be an excellent tool to expand our customer base and increase brand awareness. Total deposits raised through our branch network and

Canadian Western Trust Company (CWT) continued to show very strong growth increasing 5% in the quarter and 27% in the past twelve months. The demand and notice component within branch-raised deposits was up 11% in the quarter and 34% over past year, partially due to the success of *Summit Savings.*

Net Interest Margin

Net interest margin (teb) in the quarter was 2.43%, down 16 basis points from both the previous quarter and the same period last year. Reduced quarterly net interest margin reflects increased uncertainties in financial markets that have driven up deposit costs and prompted the Bank to raise its liquidity levels. Also contributing to the decrease was a change in accounting estimate related to the amortization of premiums on certain securities. Compared to a year earlier, higher debenture interest costs further impacted net interest margin. Although higher credit yields on new loans should help offset increased deposit costs, pressures on net interest margin are expected to continue until spreads in financial markets return to more normal levels.

Trust Services

Trust services showed excellent performance in the quarter confirming the success of the Bank's ongoing strategy to achieve further income diversification. Valiant Trust showed particularly strong results because of unusually large trust transactions. CWT and Valiant Trust provide solid platforms for continued growth and we expect strong performance from both these businesses as we move forward.

Insurance

Our insurance subsidiary, Canadian Direct Insurance, reported fourth quarter net income of $2.6 million. We are pleased with the progress of this business segment despite ongoing regulatory and competitive challenges, as it provides a solid income contribution and supports the Bank's strategies to diversify revenues and enhance return on equity. Future initiatives for this segment include further development of the Internet-based technology platform, which will help facilitate new growth opportunities, including the ability to sell the home product online.

Outlook

From the beginning of the year the Bank's results surpassed our expectations and led to excellent performance compared to all of our 2007 targets. CWB's targets for fiscal 2008 reflect our outlook for continued strong performance, but at more sustainable levels than achieved last year. Our *Think Western®* approach to customer service coupled with ongoing economic strength in our markets is expected to drive continued double-digit growth. The Bank's conservative risk profile and proven business strategies should allow us to build continued momentum, while effectively managing any future credit and market-related events. We also remain ready to capitalize on new strategic opportunities that may become available, including accretive acquisitions. Achieving further income diversification remains a top priority and will be accomplished through ongoing expansion of our trust and insurance businesses. We plan to strengthen our position as an employer of choice, as our talented and dedicated employees are the Bank's most important assets and add value for our customers and shareholders. Our continuing focus on people, infrastructure, process and business enhancement will guide our strategic direction in 2008 as we take CWB to the next level of its development.

We look forward to reporting our fiscal 2008 first quarter results on March 6, 2008.

Q4 Results Conference Call

CWB's fourth quarter results conference call is scheduled for Thursday, December 6, 2007 at **12:00 p.m. ET (10:00 a.m. MT)**. The Bank's executives will comment on fourth quarter results and respond to questions from analysts and institutional investors.

The conference may be accessed on a listen-only basis by dialing 416-644-3431 or toll-free 1-800-732-6179. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until December 20, 2007 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21249441, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 35 branch locations and is the largest publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of more than $9.5 billion and assets under administration of over $4.0 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2007, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2006, available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2006 remain substantially unchanged. The 2007 Annual Report and audited consolidated financial statements for the year ended October 31, 2007 will be available on both SEDAR and the Bank's website at www.cwbankgroup.com in mid-December 2007. The 2007 Annual Report will be distributed to shareholders in January 2008.

Overview

Canadian Western Bank (CWB or the Bank) posted record quarterly net income and total revenues (teb) for its 78th consecutive profitable quarter. Fourth quarter earnings were up 39% over the previous year to $29.6 million, or $0.46 ($0.47 basic) per diluted share.

Both operating segments performed very well in the quarter. Banking and trust earnings were a record $26.9 million, up 40% over the same quarter last year. This segment benefited from continued strong loan growth of 4% for the quarter and 28% for the year, an outstanding earnings contribution from trust services and a lower effective tax rate. Earnings include the impact of a previously disclosed tax benefit that increased fourth quarter net income by $2.9 million ($0.04 per diluted share). This compares to a tax benefit recognized in the same quarter last year that increased net income by $2.0 million ($0.03 per diluted share). The contribution from Canadian Direct Insurance Incorporated (Canadian Direct) increased 33% to $2.6 million.

Compared to last year, fiscal 2007 net income of $96.3 million increased 34% ($24.3 million) on 23% growth in total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table). Diluted earnings per share were $1.50 ($1.54 basic), up 33% from $1.13 ($1.17 basic) a year earlier.

Net income increased 23% ($5.5 million) over the previous quarter reflecting strong operating performance and a much lower effective tax rate. On a before tax basis, earnings were up 5% ($1.7 million) over last quarter reflecting 16% growth ($2.6 million) in other income and 4% loan growth, partially offset by a lower net interest margin and a 6% ($1.9 million) increase in non-interest expenses.

Fourth quarter return on equity was 20.1%, up from 16.5% last year. Return on equity for the year increased 260 basis points to 17.4%. Return on equity benefited from very strong operating performance across all business lines as well as CWB's more efficient regulatory capital structure. Fourth quarter return on assets was 1.29%, up from 1.20% a year earlier. Return on assets for the year of 1.18% represented a six basis point improvement over 2006.

Total Revenues (teb)

Total revenues, which are comprised of net interest income and other income, were a record $74.4 million representing a 25% ($14.8 million) increase over the same quarter last year. Revenues were driven by 28% loan growth and 35% ($4.8 million) growth in other income. Fiscal 2007 total revenues increased 23% ($51.7 million) to $273.5 million due to robust asset growth and 18% ($9.7 million) higher other income. Total revenues were up 5% ($3.7 million) over the third quarter reflecting exceptional trust services fee income, continued asset growth and a solid contribution from insurance operations, partially offset by higher interest expense and lower credit related fee income.

Net Interest Income (teb)

Quarterly net interest income of $56.0 million increased 22% ($10.0 million) over the same time last year driven by excellent loan growth, partially offset by a 16 basis point decrease in net interest margin. Compared to the fourth quarter last year, lower net interest margin was primarily affected by higher debenture interest costs from subordinated debentures issued in March 2007, as well as increased funding costs and higher liquidity, both largely related to financial market events. Net interest margin was further reduced by a change in accounting estimate related to the amortization of premiums on certain securities.

Net interest income (teb) for the year of $210.7 million was 25% ($42.0 million) higher than 2006 due to increased interest earning assets, partially offset by a four basis point decline in net interest margin. Lower net interest margin for the year mainly reflects higher debenture interest costs and changes in the deposit mix.

Net interest income (teb) increased 2% ($1.1 million) over the previous quarter driven by 4% loan growth and offset by a 16 basis point decline in net interest margin. Compared to the third quarter, reduced net interest margin reflects increased deposit costs, higher liquidity and the previously noted change in accounting estimate.

Note 13 to the unaudited interim consolidated financial statements provides a summary of the Bank's exposure to interest rate risk as at October 31, 2007. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 2.54%. This compares to July 31, 2007, when a one-percentage point increase in all interest rates would have increased net interest income by approximately 1.44%. The Bank's overall strategy remains relatively neutral with respect to taking specific positions on interest rate risk.

Other Income

Other income of $18.4 million was 35% ($4.8 million) higher than the same quarter last year mainly due to a 106% ($2.9 million) increase in trust services fee income. Quarterly growth in trust services fee income reflects unusually large trust transactions. Net insurance revenues were up 18% ($0.8 million) over the same quarter last year while foreign exchange gains were $0.5 million higher. Quarterly contributions from credit related and retail services fee income increased 7% ($0.3 million) and 12% ($0.2 million) respectively.

For the year, other income of $62.8 million was up 18% ($9.7 million) mainly driven by strong increases in credit related, trust services and retail fees. Net insurance revenues were up modestly from 2006, as higher claims experience due primarily to severe BC storm activity in the first quarter largely offset the benefit from 17% net earned premiums growth, a $1.6 million improvement in the before tax contribution from the Alberta auto risk sharing pools and a $1.4 million increase in net interest income.

Other income was up 16% ($2.6 million) in comparison to the previous quarter reflecting increases in trust services fees, net insurance revenues and foreign exchange gains, offset by lower credit related fee income.

Credit Quality

Credit quality remained strong and the quarterly provision for credit losses of $2.6 million was unchanged from both the previous quarter and one year ago. The provision for credit losses measured as a percentage of average loans was 14 basis points, compared to 15 basis points in the previous quarter and 18 basis points in the same period last year. The provision for credit losses in fiscal 2007 was unchanged at $10.2 million and represented 16 basis points of average loans, compared to 20 basis points in 2006. Lower provisions measured as a percentage of average loans reflect consistent dollar provisions against robust loan growth.

Gross impaired loans at October 31, 2007 were $21.1 million, compared with $15.1 million last quarter and $10.4 million a year earlier. The total amount of gross impaired loans remains low by historical measures with the quarterly increase largely due to forestry related accounts. Overall exposure to this sector remains low, representing approximately 3% of the total portfolio. The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's acceptable range as loans become impaired and are subsequently resolved.

The total allowance for credit losses (general and specific) represented 299% of gross impaired loans at October 31, 2007, compared to 402% last quarter and 514% one year ago. The general allowance as a percentage of risk-weighted loans was 78 basis points, compared to 81 basis points in the previous quarter and 88 basis points a year earlier.

Non-interest Expenses

Non-interest expenses were $32.8 million, up 22% ($5.9 million) over the same quarter last year and 6% ($1.9 million) over the previous quarter. Non-interest expenses for the year increased 19% ($19.9 million) over 2006. Higher non-interest expenses mainly reflect increased staff complement, stock-based compensation charges, annual salary increments, a mark-to-market adjustment for staff loans and benefits due to new accounting requirements, and premises and other expenses to manage business growth. Additional expense of $0.9 million was recorded in the fourth quarter related to the tax recovery explained under income taxes.

Growth in revenues continued to outpace non-interest expenses and the efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), improved 90 basis points from the same quarter last year to 44.1%. The efficiency ratio (teb) for the year of 44.6% represents a 140 basis point improvement over last year and was considerably better than the fiscal 2007 target of 46.0%. In comparison to the previous quarter, the efficiency ratio (teb) decreased 50 basis points due to expenses related to the tax recovery.

Income Taxes

The fourth quarter income tax rate (teb) was 24.3%, down 540 basis points from one year ago, while the tax rate before the teb adjustment was 21.2%, or 560 basis points lower. The quarterly provision includes a reduction to income taxes of $3.5 million and the effective tax rate of 260 basis points related to the previously disclosed affirmation from taxation authorities of certain prior period transactions. The fourth quarter provision also reflects a $0.7 million tax-advantage from a deemed dividend received on a preferred share redemption, largely offset by the impact of higher non-deductible compensation expense related to employee stock options. For comparison purposes, the provision in the fourth quarter of 2006 included a tax benefit of $2.0 million that reduced the effective tax rate by 190 basis points.

The income tax rate (teb) for the year was 31.9%, down from 34.3%. The tax rate before the teb adjustment was 29.2% compared to 31.7% in the prior year. Compared to 2006, lower effective income tax rates resulted in a 60 basis point reduction in the provision for income taxes.

Balance Sheet

Total assets increased 7% ($644 million) in the quarter and 31% ($2,257 million) in the past year to reach $9,525 million at October 31, 2007.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,961 million at October 31, 2007, compared to $1,633 million last quarter and $1,333 million one year ago. The Bank is maintaining higher liquidity levels in response to increased uncertainties in financial markets. Although this strategy has a negative effect on net interest margin, it is consistent with the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events.

As a result of new accounting standards for financial instruments (refer to Note 2 to the unaudited interim consolidated financial statements), commencing November 1, 2006 all of CWB's cash and securities have been designated as available-for-sale and are recorded on the balance sheet at fair value with changes in value recognized in other comprehensive income. The unrealized loss recorded on the balance sheet at October 31, 2007 was $9.3 million, compared to $13.3 million last quarter. The value of unrealized and unrecorded losses as at October 31, 2006 was $0.6 million. The cash and securities portfolio is comprised of high quality debt instruments that are not held for trading purposes and are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates and shifts in the interest rate curve. The Bank has no direct exposure to any troubled non-bank sponsored asset backed commercial paper, collateralized debt obligations or U.S. subprime lending.

Loans

Total loans increased 4% ($315 million) in the quarter and 28% ($1,624 million) in the past year to total $7,406 million at October 31, 2007. Loan growth reflects strong deal flow across Alberta and BC with the real estate, energy and personal lending sectors showing the best quarterly performance. Each lending area achieved very strong double-digit growth for the year and made a significant contribution

towards combined results. Deal flow remains healthy despite increased challenges in lending areas related to forestry and natural gas markets, as well as moderating residential resale activity in some markets. Overall, strong double-digit loan growth is expected to continue, but at more sustainable levels than achieved in fiscal 2007.

Deposits

Growth in total branch deposits kept pace with excellent loan growth increasing 5% in the quarter and 27% in the past year. Demand and notice deposits increased 11% in the quarter and 34% over the past twelve months. Growth in demand and notice deposits in the quarter was largely spurred by the success of CWB's high-interest savings account launched in July 2007. Reflecting the Bank's commercial focus, a significant portion of the year-over-year growth in total branch deposits reflects larger commercial and wholesale balances that can be subject to greater fluctuation. Achieving continued growth in core demand and notice deposits remains a priority as success in this area provides further diversification of funding sources.

Total deposits at October 31, 2007 were $8,257 million, an increase of 8% ($600 million) in the quarter and 31% ($1,960 million) over the past year. Total branch deposits measured as a percentage of total deposits were 64%, compared to 67% the previous quarter and 66% last year. Lower branch-raised deposits as a percentage of total deposits reflect increased liquidity raised through a deposit broker network in response to financial market uncertainties. Demand and notice deposits measured as a percentage of total deposits remained consistent with the previous quarter at 27%, up from 26% last year.

Other Assets and Other Liabilities

Other assets at October 31, 2007 totaled $158 million, compared to $157 million last quarter and $154 million one year ago. Other liabilities at quarter end were $283 million, compared to $269 million the previous quarter and $254 million last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $4,284 million at the end of the fourth quarter, compared to $4,049 million last quarter and $3,344 million one year ago. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), the non-consolidated variable interest entity and, prior to the first quarter of fiscal 2007, derivative financial instruments which are primarily interest rate swaps used to manage sensitivity to interest rate changes. For additional information regarding other off-balance sheet items refer to Notes 14, 21 and 26 to the audited consolidated financial statements on pages 57, 63 and 67 respectively in the Bank's 2006 Annual Report.

With the November 1, 2006 adoption of new accounting policies for financial instruments, all derivative financial instruments are recorded on the balance sheet at fair value, with changes in fair value reported in other comprehensive income for the effective portion of cash flow hedges and other income for all other derivatives. Refer to Notes 2 and 7 to the October 31, 2007 unaudited interim consolidated financial statements for further details.

Capital Management

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.7% at October 31, 2007, up from 13.6% last quarter and unchanged from one year ago. The Tier 1 ratio was 9.1%, compared to 9.0% in the previous quarter and 10.1% the same time last year. Improved capital ratios over the previous quarter reflect record earnings. CWB's regulatory capital in the year increased with $200 million of subordinated debentures issued in March 2007, earnings retention and a higher general allowance for credit losses, partially offset by unrealized losses recorded in other comprehensive income and the redemption of $3.1 million of subordinated debentures. The lower Tier 1 capital ratio compared to October 31, 2006 reflects robust asset growth. The Bank's capital management objectives are to maintain a strong and efficient capital structure to support continued high quality asset growth and improve return on equity. A strong capital position also provides flexibility in considering opportunities for accretive acquisitions and future dividend increases.

Effective November 1, 2007, Canadian financial institutions are required to manage and report regulatory capital in compliance with the Basel II Capital Adequacy Accord (Basel II). CWB expects a modest positive impact for both the total and Tier 1 capital ratios under applicable Basel II guidelines.

Book value per common share at October 31, 2007 was $9.48 compared to $9.05 last quarter and $8.39 one year ago.

Common shareholders received a quarterly cash dividend of $0.09 per common share on October 4, 2007. On December 5, 2007, the Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on January 3, 2008 to shareholders of record on December 20, 2007. This quarterly dividend represents an 11% increase over the previous quarterly dividend and is 25% higher than the quarterly dividend declared one year ago.

Accounting Policy Changes

Significant accounting policies are detailed in the notes to the Bank's October 31, 2006 audited consolidated financial statements. Effective November 1, 2006, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Financial Instruments - Disclosure and Presentation. As a result of adopting these standards, a new category, accumulated other comprehensive income (loss), has been added to shareholders' equity where certain unrealized gains and losses are reported until realization. Refer to Note 2 to the unaudited interim consolidated financial statements for further details.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended October 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Updated Share Information

As at November 30, 2007, there were 62,901,187 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 4,835,277 common shares for maximum proceeds of $82.8 million.

Summary of Quarterly Financial Information

	2007				2006			
($ thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues (teb)	**$ 74,359**	$ 70,665	$ 66,804	$ 61,652	$ 59,565	$ 56,884	$ 53,011	$ 52,310
Total revenues	**72,863**	69,242	65,477	60,488	58,371	55,845	52,038	51,438
Net Income	**29,572**	24,033	22,219	20,458	21,209	17,693	16,667	16,438
Earnings per common share								
Basic	**0.47**	0.39	0.36	0.33	0.34	0.29	0.27	0.27
Diluted	**0.46**	0.37	0.35	0.32	0.33	0.28	0.26	0.26
Total assets ($ millions)	**9,525**	8,881	8,022	7,565	7,268	6,871	6,476	6,021

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a consistent growth trend although the second quarter contains three fewer revenue-earning days.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Canadian Direct's operating results, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Canadian Direct's mandatory participation in the Alberta auto risk sharing pools (the Pools) can also result in unpredictable quarterly fluctuations.

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2006 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2007 Annual Report and audited consolidated financial statements for the year ended October 31, 2007 will be available on both SEDAR and the Bank's website in mid-December, 2007. The 2007 Annual Report will be distributed to shareholders in January 2008.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 14 of the unaudited interim consolidated financial statements.

Banking and Trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant).

Record banking and trust earnings of $26.9 million were up 40% ($7.7 million) over the same quarter last year driven by excellent 28% loan growth, a 106% ($2.9 million) increase in trust services fees and a tax benefit that increased net income by $2.9 million. The significant increase in trust revenues reflects unusually large trust transactions. Credit related and retail service fee income showed good results growing 7% ($0.3 million) and 12% ($0.2 million) respectively. On a before tax basis, fourth quarter earnings were up 29% ($7.8 million) reflecting very strong growth in both net interest income (teb) and other income. Revenue growth continued to outpace non-interest expenses, as evidenced by a 50 basis point improvement in the quarterly efficiency ratio (teb). Fourth quarter net interest margin (teb) was down 18 basis points from last year primarily due to higher debenture interest costs, increased deposit costs and liquidity levels related to financial market events, and a change in accounting estimate related to the amortization of premiums on certain securities.

For the year, banking and trust earnings were $88.5 million representing 36% ($23.4 million) growth over fiscal 2006. Annual net income benefited from a 25% ($40.6 million) increase in net interest income (teb) and 26% ($9.7 million) growth in other income. The efficiency ratio (teb) improved 140 basis points to set a new benchmark of 44.8%, reflecting 25% growth in total revenues (teb) and a 21% increase in non-interest expenses. Net interest margin (teb) in the year was 2.57%, down six basis points mainly due to higher debenture interest costs and changes in the deposit mix. Total branch-raised deposits increased 27% in the year. The demand and notice component of branch-raised deposits was up 34% with growth in the most recent quarter largely reflecting the success of CWB's newly launched high-interest savings account.

In comparison to the previous quarter, banking and trust earnings increased 24% ($5.1 million) reflecting a much lower effective tax rate. On a before tax basis, earnings were up 3% ($1.1 million) due to very strong other income and 4% quarterly loan growth, largely offset by a lower net interest margin and higher non-interest expenses. The quarterly efficiency ratio (teb) decreased 70 basis points due to an expense related to the fourth quarter income tax benefit. The 16 basis point quarterly decline in net interest margin mainly reflects increased deposit costs, higher liquidity and the previously noted change in accounting estimate.

($ thousands)	For the three months ended October 31 2007	July 31 2007	October 31 2006	Change from October 31 2006	For the year ended October 31 2007	October 31 2006	Change from October 31 2006
Net interest income (teb)	$ 54,663	$ 53,533	$ 44,971	22 %	$ 205,867	$ 165,249	25 %
Other income	13,452	11,685	9,452	42	47,506	37,791	26
Total revenues (teb)	68,115	65,218	54,423	25	253,373	203,040	25
Provision for credit losses	2,550	2,550	2,550	-	10,200	10,200	-
Non-interest expenses	30,461	28,688	24,611	24	113,456	93,711	21
Provision for income taxes (teb)	8,155	12,164	8,026	2	41,208	34,062	21
Net income	$ 26,949	$ 21,816	$ 19,236	40 %	$ 88,509	$ 65,067	36 %
Efficiency ratio (teb)	44.7 %	44.0 %	45.2 %	(50) bp	44.8 %	46.2 %	(140) bp
Efficiency ratio	45.6	44.9	46.2	(60)	45.7	47.0	(130)
Net interest margin (teb)	2.42	2.58	2.60	(18)	2.57	2.63	(6)
Net interest margin	2.36	2.52	2.53	(17)	2.51	2.57	(6)
Average loans (millions)	$ 7,198	$ 6,774	$ 5,606	28 %	$ 6,570	$ 5,142	28 %
Average assets (millions)	8,953	8,227	6,872	30	8,014	6,287	27

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.
(1) assets are disclosed on an average daily balance basis.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary, Canadian Direct, which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct reported fourth quarter net income of $2.6 million, a 33% increase over the same period last year. Growth in policies outstanding and good customer retention combined with the elimination of quota share reinsurance led to 17% growth in net earned premiums. Canadian Direct's share of the Alberta auto risk sharing pools (the Pools) contributed $1.2 million in before tax income, compared to $0.9 million in the same quarter last year. The Pools' results for both years reflect a favorable adjustment to unpaid claims reserves based on revised loss assumptions derived by the Pools' consulting actuary. Excluding the Pools' impact, the quarterly claims loss ratio was 65%, compared to 67% a year earlier due to lower frequency and severity of claims in the BC auto product. The favorable claims experience in BC auto helped mitigate ongoing challenges brought about by the pricing strategies of the Insurance Corporation of British Columbia. Net interest income increased $0.3 million largely reflecting an increase in invested assets.

For the year, Canadian Direct's net income of $7.8 million was up 12% ($0.8 million) over 2006 despite a 100 basis point increase in the claims loss ratio. Growth in net earned premiums, a $1.6 million before tax positive difference in Canadian Direct's share of the Pools and a $1.4 million increase in net interest income more than offset the unusually high frequency and severity of home claims due to severe BC storm activity in the first quarter. Compared to the third quarter, earnings were up $0.4 million reflecting a $1.2 million before tax income contribution from the Pools.

($ thousands)	For the three months ended October 31 2007	July 31 2007	October 31 2006	Change from October 31 2006	For the year ended October 31 2007	October 31 2006	Change from October 31 2006
Net interest income (teb)	**$ 1,332**	$ 1,355	$ 999	33 %	**$ 4,792**	$ 3,435	40 %
Other income (net)							
Net earned premiums	**24,172**	24,988	20,709	17	**94,914**	81,674	16
Commissions and processing fees	**743**	733	1,327	(44)	**2,751**	4,826	(43)
Net claims and adjustment expenses	**(14,896)**	(16,097)	(13,230)	13	**(62,391)**	(52,962)	18
Policy acquisition costs	**(5,100)**	(5,531)	(4,653)	10	**(20,011)**	(18,334)	9
Insurance revenue (net)	**4,919**	4,093	4,153	18	**15,263**	15,204	-
Gains (losses) on sale of securities	**(7)**	(1)	(10)	nm	**52**	91	(43)
Total revenues (net) (teb)	**6,244**	5,447	5,142	21	**20,107**	18,730	7
Non-interest expenses	**2,301**	2,139	2,219	4	**8,478**	8,338	2
Provision for income taxes (teb)	**1,320**	1,091	950	39	**3,856**	3,452	12
Net income	**$ 2,623**	$ 2,217	$ 1,973	33 %	**$ 7,773**	$ 6,940	12 %
Policies outstanding (#)	**164,263**	163,875	158,965	3	**164,263**	158,965	3
Gross written premiums	**$ 27,086**	$ 29,992	$ 26,161	4	**$ 104,829**	$ 100,227	5
Claims loss ratio[1]	**62 %**	64 %	64 %	(200) bp	**66 %**	65 %	100 bp
Expense ratio[2]	**27**	28	27	-	**27**	27	-
Combined ratio[3]	**89**	92	91	(200)	**93**	92	100
Alberta auto risk sharing pools impact on net income before tax	**$ 1,155**	$ (101)	$ 906	27	**$ 1,876**	$ 310	nm
Average total assets (millions)	**174**	166	161	8	**164**	147	12

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.
nm - not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2007 and 2008 Targets

The performance targets established for the 2007 fiscal year are presented in the table below, together with actual performance and targets for fiscal 2008.

	2007 Target	**2007 Performance**	2008 Target
Net income growth	20%	**34%**	15%
Total revenue (teb) growth	15%	**23%**	17%
Loan growth	14%	**28%**	15%
Provision for credit losses as a percentage of average loans	0.20% or less	**0.16%**	0.15%
Efficiency ratio (teb)	46%	**44.6%**	45%
Return on equity	15%	**17.4%**	17%
Return on assets	1.10%	**1.18%**	1.10%

CWB surpassed all 2007 performance targets by considerable margins led by excellent 28% loan growth. Return on equity (ROE) continued to progress very well reflecting both record earnings and a more efficient capital base. Growth in total revenues (teb) continued to exceed expense growth establishing a new benchmark efficiency ratio (teb) of 44.6%. Credit quality remained strong and the Bank maintained level dollar provisions for credit losses on robust asset growth.

The fiscal 2008 loan growth target of 15% is based on expectations for continued strong performance and includes consideration of recent industry and financial market conditions. Other targets reflect management's outlook for continued strong results in both business segments. Strong revenue growth supported by disciplined cost control and increasing economies of scale should help offset ongoing cost pressures in Western Canada. Further improvement in the Bank's ROE remains a priority and asset growth will be supported by efficient, non-dilutive sources of capital wherever possible.

Economic strength in Western Canada continues to provide a solid flow of new high quality lending opportunities. As always, the credit environment is being monitored closely for any material shift in economic fundamentals and the Bank remains well positioned to manage turns in the credit cycle. The Bank also stands ready to capitalize on accretive growth opportunities, as well as manage additional repercussions related to financial market events. A strategic focus on people, infrastructure, process and business enhancement will support further expansion within chosen markets. The overall outlook is positive with 2008 expected to be another year of strong financial performance.

This management's discussion and analysis is dated December 5, 2007.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, average loans and assets, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake, unless required by securities law, to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2007	July 31 2007	October 31 2006	Change from October 31 2006	For the year ended October 31 2007	October 31 2006	Change from October 31 2006
Interest Income							
Loans	**$ 123,845**	$ 113,748	$ 93,077	33 %	**$ 439,668**	$ 327,588	34 %
Securities	**13,696**	11,712	8,996	52	**45,590**	30,701	48
Deposits with regulated financial institutions	**4,005**	3,618	3,667	9	**13,677**	11,214	22
	141,546	129,078	105,740	34	**498,935**	369,503	35
Interest Expense							
Deposits	**81,556**	70,124	58,076	40	**275,840**	193,647	42
Subordinated debentures	**5,491**	5,489	2,888	90	**17,846**	11,250	59
	87,047	75,613	60,964	43	**293,686**	204,897	43
Net Interest Income	**54,499**	53,465	44,776	22	**205,249**	164,606	25
Provision for Credit Losses	**2,550**	2,550	2,550	-	**10,200**	10,200	-
Net Interest Income after Provision for Credit Losses	**51,949**	50,915	42,226	23	**195,049**	154,406	26
Other Income							
Credit related	**4,949**	6,277	4,627	7	**22,426**	18,846	19
Insurance, net (Note 3)	**4,919**	4,093	4,153	18	**15,263**	15,204	-
Trust services	**5,733**	3,132	2,787	106	**14,943**	10,809	38
Retail services	**1,837**	1,826	1,637	12	**7,290**	6,337	15
Gains (losses) on sale of securities	**7**	10	(19)	137	**438**	142	208
Foreign exchange gains	**825**	371	295	180	**2,159**	1,520	42
Other	**94**	68	115	(18)	**302**	228	32
	18,364	15,777	13,595	35	**62,821**	53,086	18
Net Interest and Other Income	**70,313**	66,692	55,821	26	**257,870**	207,492	24
Non-interest Expenses							
Salaries and employee benefits	**19,995**	19,466	16,837	19	**76,506**	64,759	18
Premises and equipment	**5,387**	5,167	4,427	22	**20,239**	17,248	17
Other expenses	**6,767**	5,628	5,099	33	**22,780**	18,163	25
Provincial capital taxes	**613**	566	467	31	**2,409**	1,879	28
	32,762	30,827	26,830	22	**121,934**	102,049	19
Net Income Before Provision for Income Taxes	**37,551**	35,865	28,991	30	**135,936**	105,443	29
Provision for Income Taxes (Note 4)	**7,979**	11,832	7,782	3	**39,654**	33,436	19
Net Income	**$ 29,572**	$ 24,033	$ 21,209	39 %	**$ 96,282**	$ 72,007	34 %
Weighted average common shares outstanding[1]	**62,690,892**	62,413,781	61,808,846	1 %	**62,354,101**	61,514,674	1 %
Earnings per Common Share							
Basic	**$ 0.47**	$ 0.39	$ 0.34	38 %	**$ 1.54**	$ 1.17	32 %
Diluted	**0.46**	0.37	0.33	39	**1.50**	1.13	33

(1) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at October 31 2007	As at July 31 2007	As at October 31 2006	Change from October 31 2006
Assets					
Cash Resources					
Cash and non-interest bearing deposits with financial institutions		$ 6,446	$ 10,760	$ 86,904	(93)%
Interest bearing deposits with regulated financial institutions		405,122	312,513	350,601	16
Cheques and other items in transit		1,122	729	789	42
		412,690	324,002	438,294	(6)
Securities	(Note 5)				
Issued or guaranteed by Canada		630,396	414,433	334,379	89
Issued or guaranteed by a province or municipality		251,418	285,559	168,839	49
Other securities		459,812	553,021	382,475	20
		1,341,626	1,253,013	885,693	51
Securities Purchased Under Resale Agreements		206,925	56,425	9,000	nm
Loans					
Residential mortgages		1,780,442	1,654,906	1,314,988	35
Other loans		5,688,160	5,496,505	4,520,370	26
		7,468,602	7,151,411	5,835,358	28
Allowance for credit losses	(Note 6)	(63,022)	(60,779)	(53,521)	18
		7,405,580	7,090,632	5,781,837	28
Other					
Land, buildings and equipment		25,736	24,443	24,198	6
Goodwill		6,933	6,933	6,933	-
Intangible assets		2,681	2,817	3,224	(17)
Insurance related		51,744	55,027	57,136	(9)
Derivative related	(Note 7)	1,496	843	-	nm
Other assets		69,629	66,979	62,045	12
		158,219	157,042	153,536	3
Total Assets		$ 9,525,040	$ 8,881,114	$ 7,268,360	31
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		$ 376,488	$ 398,885	$ 391,252	(4)
Payable after notice		1,843,799	1,628,043	1,262,270	46
Payable on a fixed date		5,931,631	5,524,614	4,538,485	31
Deposit from Canadian Western Bank Capital Trust		105,000	105,000	105,000	-
		8,256,918	7,656,542	6,297,007	31
Other					
Cheques and other items in transit		22,177	33,379	27,474	(19)
Insurance related		124,480	124,095	120,936	3
Derivative related	(Note 7)	1,307	2,109	-	nm
Other liabilities		134,665	109,102	105,287	28
		282,629	268,685	253,697	11
Subordinated Debentures					
Conventional	(Note 8)	390,000	390,000	198,126	97
Shareholders' Equity					
Retained earnings		372,739	348,817	297,841	25
Accumulated other comprehensive income (loss)	(Note 10)	(5,931)	(9,608)	-	nm
Capital stock		219,004	217,589	215,349	2
Contributed surplus		9,681	9,089	6,340	53
		595,493	565,887	519,530	15
Total Liabilities and Shareholders' Equity		$ 9,525,040	$ 8,881,114	$ 7,268,360	31

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the year ended October 31 2007	 October 31 2006
Retained Earnings			
Balance at beginning of period		$ 297,841	$ 241,221
Cumulative effect of adopting of new accounting standards	(Note 2)	(166)	-
Net income		96,282	72,007
Dividends		(21,218)	(15,387)
Balance at end of period		372,739	297,841
Accumulated Other Comprehensive Income (Loss)	(Note 10)		
Balance at beginning of period		-	-
Cumulative effect of adopting of new accounting standards	(Note 2)	(1,494)	-
Other comprehensive income (loss)		(4,437)	-
Balance at end of period		(5,931)	-
Total retained earnings and accumulated other comprehensive income		366,808	297,841
Capital Stock			
Balance at beginning of period	(Note 9)	215,349	213,098
Issued on exercise of employee stock options		2,464	1,669
Transferred from contributed surplus on exercise or exchange of options		1,191	582
Balance at end of period		219,004	215,349
Contributed Surplus	(Note 9)		
Balance at beginning of period		6,340	3,671
Amortization of fair value of employee stock options		4,532	3,251
Transferred to capital stock on exercise or exchange of options		(1,191)	(582)
Balance at end of period		9,681	6,340
Total Shareholders' Equity		$ 595,493	$ 519,530

Consolidated Statement of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended October 31 2007	 July 31 2007	For the year ended October 31 2007
Net Income	$ 29,572	$ 24,033	$ 96,282
Other Comprehensive Income (Loss), net of tax			
Available-for-sale securities			
Gains (losses) from change in fair value	2,713	(4,071)	(5,544)
Reclassification to other income	(5)	(7)	(295)
	2,708	(4,078)	(5,839)
Derivatives designated as cash flow hedges			
Losses from change in fair value	406	(423)	(403)
Reclassification to net interest income	563	375	1,805
	969	(48)	1,402
	3,677	(4,126)	(4,437)
Comprehensive Income for the Period	$ 33,249	$ 19,907	$ 91,845

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended October 31 2007	 October 31 2006	For the year ended October 31 2007	 October 31 2006
Cash Flows from Operating Activities				
Net income	$ 29,572	$ 21,209	$ 96,282	$ 72,007
Adjustments to determine net cash flows				
Provision for credit losses	2,550	2,550	10,200	10,200
Depreciation and amortization	1,606	1,343	6,017	5,248
Future income taxes, net	(1,207)	(1,924)	1,387	(3,094)
Gain on sale of securities, net	(7)	19	(438)	(142)
Accrued interest receivable and payable, net	11,683	7,257	13,287	14,869
Current income taxes payable, net	(1,490)	2,535	(1,777)	(5,624)
Other items, net	20,525	15,199	17,715	25,708
	63,232	48,188	142,673	119,172
Cash Flows from Financing Activities				
Deposits, net	600,378	202,331	1,965,953	1,278,700
Deposit from Canadian Western Bank Capital Trust	-	105,000	-	105,000
Debenture issued	-	-	195,000	70,000
Debenture redeemed	-	-	(3,126)	-
Common shares issued	939	547	2,464	1,669
Dividends	(5,650)	(4,331)	(21,218)	(15,387)
	595,667	348,547	2,139,073	1,439,982
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	(92,005)	15,257	(55,550)	(138,027)
Securities, purchased	(823,465)	(607,910)	(2,859,114)	(2,107,552)
Securities, sale proceeds	377,325	214,840	959,260	776,244
Securities, matured	357,288	356,290	1,437,710	1,149,972
Securities purchased under resale agreements, net	(150,500)	(9,000)	(197,925)	27,940
Loans, net	(317,498)	(317,418)	(1,633,943)	(1,201,774)
Land, buildings and equipment	(2,763)	(4,262)	(7,012)	(9,328)
	(651,618)	(352,203)	(2,356,574)	(1,502,525)
Change in Cash and Cash Equivalents	7,281	44,532	(74,828)	56,629
Cash and Cash Equivalents at Beginning of Period	(21,890)	15,687	60,219	3,590
Cash and Cash Equivalents at End of Period *	$ (14,610)	$ 60,219	$ (14,609)	$ 60,219
* Represented by:				
Cash and non-interest bearing deposits with financial institutions	$ 6,409	$ 86,904	$ 6,446	$ 86,904
Cheques and other items in transit (included in Cash Resources)	1,122	789	1,122	789
Cheques and other items in transit (included in Other Liabilities)	(22,177)	(27,474)	(22,177)	(27,474)
Cash and Cash Equivalents at End of Period	$ (14,609)	$ 60,219	$ (14,609)	$ 60,219
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ 70,323	$ 52,901	$ 267,963	$ 182,971
Amount of income taxes paid in the period	10,676	7,171	40,044	42,154

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2006, except as described in Note 2. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 as set out on pages 46 to 70 of the Bank's 2006 Annual Report.

2. Change in Accounting Policies - Financial Instruments

Effective November 1, 2006, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Financial Instruments - Disclosure and Presentation.* As a result of adopting these standards, a new category, accumulated other comprehensive income (loss), has been added to shareholders' equity and certain unrealized gains and losses are reported in accumulated other comprehensive income (loss) until realization.

As a result of adopting these new accounting standards, certain financial assets and liabilities are measured at fair value with the remainder recorded at amortized cost. The adjustment of the previous carrying amounts to comply with the new standards has been recognized as an adjustment to either accumulated other comprehensive income (loss) or retained earnings at November 1, 2006 and prior period consolidated financial statements have not been restated. The significant components of the Bank's implementation of the standards include:

a) Cash resources, securities, securities purchased under resale agreements and securities purchased under reverse resale agreements have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes.
b) Derivative financial instruments are recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income, net of income taxes. Changes in fair value related to the ineffective portion of cash flow hedges or other derivative financial instruments are reported in other income on the consolidated statement of income. Specific accounting policies under the new standards relating to equity contracts that no longer qualify for hedge accounting and embedded derivatives are further described in Note 7.
c) Loans, deposits and subordinated debentures continue to be recorded at amortized cost using the effective interest method.

The fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the value of the consideration given or received). Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Transition adjustments recorded at November 1, 2006 include:

	Gross	Income Taxes	Net
Retained Earnings			
Fair value of equity derivative contracts no longer designated as hedges	$ 593	$ (195)	$ 398
Cumulative amortization of loan portfolio premium using the effective interest method	(271)	89	(182)
Fair value of other derivatives not designated as hedges	(563)	185	(378)
Ineffective portion of fair value of cash flow hedges	(6)	2	(4)
	$ (247)	$ 81	$ (166)
Accumulated Other Comprehensive Income (Loss)			
Available-for-sale securities, unrealized gains (losses)	$ (589)	$ 193	$ (396)
Effective portion of fair value of cash flow hedges, unrealized gains (losses)	(1,632)	534	(1,098)
	$ (2,221)	$ 727	$ (1,494)

3. Insurance Revenues, Net

Insurance revenues, net as reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the year ended	
	October 31 2007	July 31 2007	October 31 2006	**October 31 2007**	October 31 2006
Net earned premiums	**$ 24,172**	$ 24,988	$ 20,709	**$ 94,914**	$ 81,674
Commissions and processing fees	**743**	733	1,327	**2,751**	4,826
Net claims and adjustment expenses	**(14,896)**	(16,097)	(13,230)	**(62,391)**	(52,962)
Policy acquisition costs	**(5,100)**	(5,531)	(4,653)	**(20,011)**	(18,334)
Total, net	**$ 4,919**	$ 4,093	$ 4,153	**$ 15,263**	$ 15,204

4. Provision for Income Taxes

In the fourth quarter of 2007, the Bank received affirmation from taxation authorities of certain prior period transactions that resulted in the recognition of a $3,495 reduction to income tax expense and, net of an associated non-interest expense, a $2,945 increase in net income. The fourth quarter of 2006 included a tax benefit of $2,000.

5. Securities

Securities are accounted for at settlement date. Net unrealized gains (losses) reflected on the balance sheet, as required by the change in accounting policies described in Note 2, follow:

	As at October 31 2007	As at July 31 2007	Transition Adjustment at November 1 2006
Interest bearing deposits with regulated financial institutions	**$ (1,070)**	$ (1,633)	$ (293)
Securities			
Issued or guaranteed by Canada	**127**	(1,055)	(264)
Issued or guaranteed by a province or municipality	**(14)**	(747)	(145)
Other securities	**(8,323)**	(9,873)	113
Unrealized losses, net	**$ (9,280)**	$ (13,308)	$ (589)

6. Allowance for Credit Losses

	For the three months ended			For the year ended	
	October 31 2007	July 31 2007	October 31 2006	**October 31 2007**	October 31 2006
Balance at beginning of period	**$ 60,779**	$ 58,313	$ 51,030	**$ 53,521**	$ 42,520
Provision for credit losses	**2,550**	2,550	2,550	**10,200**	10,200
Write-offs	**(316)**	(98)	(75)	**(786)**	(1,274)
Recoveries	**9**	14	16	**87**	2,075
Balance at end of period	**$ 63,022**	$ 60,779	$ 53,521	**$ 63,022**	$ 53,521

	As at October 31 2007	As at July 31 2007	As at October 31 2006
Specific allowance	**$ 7,414**	$ 5,697	$ 5,484
General allowance	**55,608**	55,082	48,037
Total allowance	**$ 63,022**	$ 60,779	$ 53,521

7. Derivative Financial Instruments

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). The Bank has designated all interest rate swaps as cash flow hedges. Under the new accounting requirements for hedges (refer Note 2), the Bank's equity contracts no longer qualify for hedge accounting.

Certain derivatives embedded in other financial instruments, such as the return on fixed term deposits that are linked to a stock index, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the combined contract is not carried at fair value. Embedded derivatives entered into after November 1, 2002 have been separated from the host contract and are recorded at fair value.

Hedge accounting is used for designated derivatives provided certain criteria are met. Derivatives that qualify for hedge accounting are accounted for at fair value with changes in fair value for the effective portion of the hedge reported in other comprehensive income. Changes in fair value for the ineffective portion of the hedges are reported in other income on the consolidated statement of income.

The change in fair value related to derivatives that are not designated as hedges is reported in other income on the consolidated statement of income.

For the quarter ended October 31, 2007, a net unrealized after tax gain of $969 ($1,402 for the year) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges and $nil ($nil for the year) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. A net loss of $839 before tax for the quarter ($2,687 before tax for the year) was reclassified to net income. A net loss of $68 before tax recorded in accumulated other comprehensive income (loss) as at October 31, 2007 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at October 31, 2007			As at July 31, 2007		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	**$ 482,000**	**$ 946**	**$ 498**	$ 663,000	$ 219	$ 1,302
Equity contracts[2]	**6,000**	**515**	**-**	6,000	612	-
Foreign exchange contracts[3]	**3,405**	**35**	**63**	5,344	12	65
Embedded derivatives in equity-linked deposits[2]	**n/a**	**-**	**746**	n/a	-	742
Other forecasted transactions	**-**	**n/a**	**n/a**	-	n/a	n/a
Derivative related amounts		**$ 1,496**	**$ 1,307**		$ 843	$ 2,109

(1) Interest rate swaps mature between January 2008 and March 2012.
(2) Equity contracts and equity-linked deposits mature between February 2008 and March 2011.
(3) Foreign exchange contracts mature between November 2007 and February 2008.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the quarter.

8. Subordinated Debentures

On March 22, 2007, the Bank issued $200,000 of conventional subordinated debentures consisting of $125,000 of Series A Debentures and $75,000 of Series B Debentures. The Series A Debentures have a fixed interest rate of 5.070% until March 21, 2012. Thereafter, the rate will be fixed quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points until maturity on March 21, 2017. Of the Series A Debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation. The Series B Debentures have a fixed interest rate of 5.571% until March 21, 2017. Thereafter, the rate will be fixed quarterly at the Canadian dollar CDOR 90-day Bankers Acceptance rate plus 180 basis points until maturity on March 21, 2022.

On June 30, 2007, a conventional subordinated debenture in the amount of $3,126 was redeemed by the Bank at face value.

9. Capital Stock and Share Incentive Plan

Capital Stock

	For the three months ended			
	October 31, 2007		October 31, 2006	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**62,548,920**	**$ 217,589**	61,693,728	$ 214,445
Issued on exercise or exchange of options	**287,269**	**939**	242,532	547
Transferred from contributed surplus on exercise or exchange of options	**-**	**476**	-	357
Outstanding at end of period	**62,836,189**	**$ 219,004**	61,936,260	$ 215,349

	For the year ended			
	October 31, 2007		October 31, 2006	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**61,936,260**	**$ 215,349**	61,227,268	$ 213,098
Issued on exercise or exchange of options	**899,929**	**2,464**	708,992	1,669
Transferred from contributed surplus on exercise or exchange of options	**-**	**1,191**	-	582
Outstanding at end of period	**62,836,189**	**$ 219,004**	61,936,260	$ 215,349

Employee Stock Options

	For the three months ended			
	October 31, 2007		October 31, 2006	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,305,150**	**$ 16.41**	5,348,140	$ 12.70
Granted	**9,500**	**28.11**	23,000	22.09
Exercised or exchanged	**(367,473)**	**8.69**	(329,600)	7.49
Forfeited	**(35,900)**	**22.60**	(11,500)	16.83
Balance at end of period	**4,911,277**	**$ 16.96**	5,030,040	$ 13.07

	For the year ended			
	October 31, 2007		October 31, 2006	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,030,040**	**$ 13.07**	4,780,024	$ 9.78
Granted	**1,118,000**	**25.49**	1,181,000	21.29
Exercised or exchanged	**(1,122,863)**	**7.61**	(893,984)	6.31
Forfeited	**(113,900)**	**20.98**	(37,000)	13.43
Balance at end of period	**4,911,277**	**$ 16.96**	5,030,040	$ 13.07
Exercisable at end of period	**1,656,077**	**$ 9.30**	1,336,940	$ 7.04

A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 1,122,863 options (2006 - 893,984) exercised or exchanged in the year, option holders exchanged the rights to 796,213 options (2006 - 630,784) and received 572,777 shares (2006 - 445,792) in return under the cashless settlement alternative.

In the year ended October 31, 2007, salary expense of $4,532 (2006 - $3,251) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.2% (2006 - 4.3%), (ii) expected option life of 4.0 years (2006 - 4.5 years), (iii) expected volatility of 19% (2006 - 19%), and (iv) expected dividends of 1.3% (2006 - 1.1%). The weighted average fair value of options granted was estimated at $4.94 (2006 - $4.33) per share.

10. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes the after tax change in unrealized gains and losses on available-for-sale securities and cash flow hedging activities.

		For the year ended October 31 2007
Available-for-sale securities		
Cumulative effect of adopting new accounting standards, net	(Note 2)	$ **(396)**
Losses from change in fair value, net of income taxes of $2,720		**(5,544)**
Reclassification to earnings for gain on sale of securities, net of income taxes of $144		**(295)**
Balance at end of period		**(6,235)**
Derivatives designated as cash flow hedges		
Cumulative effect of adopting new accounting standards, net	(Note 2)	**(1,098)**
Losses from change in fair value, net of income taxes of $197		**(403)**
Reclassification to net interest income, net of income taxes of $882		**1,805**
Balance at end of period		**304**
Total accumulated other comprehensive income (loss)		**$ (5,931)**

11. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 21 of the Bank's audited consolidated financial statements for the year ended October 31, 2006 (see pages 63 to 64 of the 2006 Annual Report) and include:

	As at October 31 2007	As at July 31 2007	As at October 31 2006
Guarantees and standby letters of credit			
Balance outstanding	**$ 202,194**	$ 190,550	$ 147,339
Business credit cards			
Total approved limit	**9,728**	8,709	8,291
Balance outstanding	**2,238**	1,995	1,883

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

12. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at October 31 2007	As at July 31 2007	As at October 31 2006
Trust assets under administration	**$ 4,283,900**	$ 4,049,310	$ 3,344,414

13. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 24 of the audited consolidated financial statements for the year ended October 31, 2006 (see page 65 of the 2006 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total[(1)]
October 31, 2007								
Total assets	**$ 4,377**	**$ 552**	**$ 1,868**	**$ 6,797**	**$ 2,922**	**$ 195**	**$ 100**	**$ 10,014**
Total liabilities and equity	**4,014**	**692**	**1,666**	**6,372**	**2,638**	**194**	**810**	**10,014**
Interest rate sensitive gap	**$ 363**	**$ (140)**	**$ 202**	**$ 425**	**$ 284**	**$ 1**	**$ (710)**	**$ -**
Cumulative gap	**$ 363**	**$ 223**	**$ 425**	**$ 425**	**$ 709**	**$ 710**	**$ -**	**$ -**
Cumulative gap as a percentage of total assets	**3.6%**	**2.2%**	**4.2%**	**4.2%**	**7.1%**	**7.1%**	**-%**	**-%**
July 31, 2007								
Cumulative gap	$ (43)	$ (1)	$ 133	$ 133	$ 662	$ 654	$ -	$ -
Cumulative gap as a percentage of total assets	(0.0%)	(0.0%)	1.4%	1.4%	6.9%	6.8%	-%	-%
October 31, 2006								
Cumulative gap	$ (79)	$ (297)	$ (178)	$ (178)	$ 428	$ 494	$ -	$ -
Cumulative gap as a percentage of total assets	(1.0%)	(3.8%)	(2.3%)	(2.3%)	5.4%	6.3%	-%	-%

(1) Totals include interest sensitive derivative financial instruments at the notional amount.

14. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	October 31 2007	July 31 2007	October 31 2006	**October 31 2007**	July 31 2007	October 31 2006
Net interest income (teb)[(1)]	**$ 54,663**	$ 53,533	$ 44,971	**$ 1,332**	$ 1,355	$ 999
Less teb adjustment	**1,383**	1,324	1,125	**113**	99	69
Net interest income per financial statements	**53,280**	52,209	43,846	**1,219**	1,256	930
Other income[(2)]	**13,452**	11,685	9,452	**4,912**	4,092	4,143
Total revenues	**66,732**	63,894	53,298	**6,131**	5,348	5,073
Provision for credit losses	**2,550**	2,550	2,550	**-**	-	-
Non-interest expenses	**30,461**	28,688	24,611	**2,301**	2,139	2,219
Provision for income taxes	**6,772**	10,840	6,901	**1,207**	992	881
Net income	**$ 26,949**	$ 21,816	$ 19,236	**$ 2,623**	$ 2,217	$ 1,973
Total average assets ($ millions)[(3)]	**$ 8,953**	$ 8,227	$ 6,872	**$ 174**	$ 166	$ 161

	Total		
	Three months ended		
	October 31 2007	July 31 2007	October 31 2006
Net interest income (teb)[(1)]	**$ 55,995**	$ 54,888	$ 45,970
Less teb adjustment	**1,496**	1,423	1,194
Net interest income per financial statements	**54,499**	53,465	44,776
Other income	**18,364**	15,777	13,595
Total revenues	**72,863**	69,242	58,371
Provision for credit losses	**2,550**	2,550	2,550
Non-interest expenses	**32,762**	30,827	26,830
Provision for income taxes	**7,979**	11,832	7,782
Net income	**$ 29,572**	$ 24,033	$ 21,209
Total average assets ($ millions)[(3)]	**$ 9,127**	$ 8,393	$ 7,033

14. Segmented Information (continued)

	Banking and Trust		Insurance		Total	
	Year ended		Year ended		Year ended	
	October 31 2007	October 31 2006	**October 31 2007**	October 31 2006	**October 31 2007**	October 31 2006
Net interest income (teb)[1]	**$ 205,867**	$ 165,249	**$ 4,792**	$ 3,435	**$ 210,659**	$ 168,684
Less teb adjustment	**5,023**	3,845	**387**	233	**5,410**	4,078
Net interest income per financial statements	**200,844**	161,404	**4,405**	3,202	**205,249**	164,606
Other income[2]	**47,506**	37,791	**15,315**	15,295	**62,821**	53,086
Total revenues	**248,350**	199,195	**19,720**	18,497	**268,070**	217,692
Provision for credit losses	**10,200**	10,200	**-**	-	**10,200**	10,200
Non-interest expenses	**113,456**	93,711	**8,478**	8,338	**121,934**	102,049
Provision for income taxes	**36,185**	30,217	**3,459**	3,219	**39,654**	33,436
Net income	**$ 88,509**	$ 65,067	**$ 7,773**	$ 6,940	**$ 96,282**	$ 72,007
Total average assets ($ millions)[3]	**$ 8,014**	$ 6,267	**$ 164**	$ 147	**$ 8,178**	$ 6,434

(1) Taxable Equivalent Basis (teb) - Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15. Comparative Figures

The October 31, 2006 balance sheet was adjusted in the first quarter of 2007 to correct the classification of certain amounts within deposit liabilities. As a result of this correction, deposits payable after notice increased $45,582 and deposits payable on demand decreased $45,582.

Certain other comparative figures have been reclassified to conform to the current period's presentation.

16. Future Accounting Changes

International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Capital and Financial Instruments Disclosures

The CICA issued new accounting standards which require the disclosure of both qualitative and quantitative information that enables financial statement users to evaluate the objectives, policies and processes for managing capital as well as enhanced financial instrument disclosure. These new standards are effective for the Bank beginning November 1, 2007.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid to Canadian residents in the 2007 calendar year are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on Thursday, December 6, 2007 at 12:00 p.m. ET. The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until December 20, 2007 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21249441, followed by the pound sign.

END